Mail Stop 4561

July 17, 2008

VIA U.S. MAIL

Mr. Jonathan Z. Cohen
Chief Executive Officer and President
Resource Capital Corp.
712 5th Avenue, 10th Floor
New York, NY 10019

> **Re: Resource Capital Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-32733**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Principles of Consolidation, page 90

1. Please revise your disclosure related to Resource Capital Trust I & II in future filings, to disclose how you have determined that you are not the primary beneficiary of these variable interest entities. Additionally, provide the disclosures required by paragraph 24 of FIN 46R.

Note 4 – Deconsolidation of Variable Interest Entity, page 97

2. Please tell us, and disclose in future filings, how you determined that you were no longer the primary beneficiary of Ischus CDO II following the sale of a 10%

interest in the fourth quarter of 2007. Additionally, clarify how you are accounting for your investment in Ischus CDO II following the sale transaction.

Item 11. Executive Compensation

How We Determined 2007 Compensation Amounts, page 130

3. Please expand your disclosure to discuss how your CEO and Compensation Committee determined the amount of the equity awards it granted to your named executive officers. For example, discuss any individual or business performance metrics used, or whether you considered comparative analyses to peer companies. We refer you to Item 402(b)(1) of Regulation S-K. Include this information in future filings and tell us how you intend to comply.

Item 15. Exhibits and Financial Statement Schedules, page 140

4. We refer to the October 2007 agreement with Mr. David Bloom discussed on page 129 pursuant to which Mr. Bloom was awarded 50,000 shares of restricted stock. Please file this agreement as an exhibit or explain to us why you believe you are not required to file this agreement. We also note that Resource America entered into an agreement with Mr. Bloom pursuant to which Mr. Bloom received 120,000 shares of your restricted stock. Please clarify if you are a party to this agreement. If so, please file this agreement as an exhibit or explain to us why you believe you are not required to file this agreement. We refer you to Item 601(b)(10) of Regulation S-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Jonathan Z. Cohen
Resource Capital Corp.
July 17, 2008
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief